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	       	   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                FORM 12b-25

                      Commission File Number 1-11240
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                        NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR
      For Period Ended: March 29, 1997
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended: __________________________________________
    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:____________________________


PART I
REGISTRANT INFORMATION


Full name of registrant Mafco Consolidated Group Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
                          35 East 62nd Street
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City, state and zip code
                           New York, NY 10021
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PART II
RULE 12b-25(b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III
NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    Due to the receipt of comments by the Registrant from the Securities and Exchange Commission on May 12, 1997 in connection with the Registrant's
Schedule 13E-3 and 14C which the Registrant believes are relevant to the Company's quarterly report on Form 10-Q for the quarter ended March 29, 1997, the Registrant has been unable to complete its quarterly report on Form 10-Q for the quarterly period ended March 29, 1997 without unreasonable effort and expense. The Registrant is in the process of completing its quarterly report on Form 10-Q and expects to file the same within the prescribed extension period.


PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         Laurence Winoker                  (212) 527-6310
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              (Name)                   (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [x]  Yes     [ ]  No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [x]  Yes     [ ]  No

    It is estimated that the Registrant will record net income of approximately $78.0 million, which includes an after-tax gain of approximately $72.0 million recorded on the secondary offering of Cigar Holdings.

Mafco Consolidated Group Inc.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 14, 1997 By /s/ Laurence Winoker
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                         Vice President and Controller



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